Exhibit 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

19 May 2021

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Fiscal Year 2021 Irish Statutory Accounts

James Hardie announced today that it has filed the following document relating to fiscal year 2021 with the ASX:

•Irish Statutory Accounts, which will be filed with the Irish Companies Registration Office (CRO).

Copies of this document are available on the company’s investor relations website at www.ir.jameshardie.com.au.

Shareholders who wish to receive a hard copy of the company’s Irish Statutory Accounts free of charge should contact the company’s Investor relations office on +61 2 9368 9206.

Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Joseph C. Blasko
General Counsel & Company Secretary

This announcement had been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA),
Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden),
Suzanne Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895